Advantest Corporation (FY2009 Q2)

FY2009 Second Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended September 30, 2009)
(Unaudited)
October 28, 2009

Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 6, 2009
Dividend Payable Date (as planned)	:	December 1, 2009
(Rounded to the nearest million yen)
1. Consolidated Results of FY2009 Q2 (April 1, 2009 through September 30, 2009)
(1)	Consolidated Financial Results (Accumulated)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009 Q2	18,769	(64.3)	(7,983)	－	(6,406)	－	(7,088)	－
FY2008 Q2	52,520	－	(3,915)	－	(4,885)	－	(2,943)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2009 Q2	(39.66)		(39.66)
FY2008 Q2	(16.47)		(16.47)
(Note) As Advantest does not have noncontrolling interests, the adoption of Accounting Standards Codification 810-10 (formerly Statement of Financial Accounting Standards No. 160) does not have an impact on Advantest’s consolidated net loss during this period.

(2)  Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2009 Q2	186,837		153,322		82.1		857.88
FY2008	202,059		163,616		81.0		915.47

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2008	－	25.00	－	5.00	30.00
FY2009	－	5.00	N/A	N/A	N/A
FY2009 (forecast)	N/A	N/A	－	－	－
(Note) Revision of dividends forecast for this period: Yes

Advantest Corporation (FY2009 Q2)

At a meeting held on October 28, 2009, the Board of Directors resolved to distribute dividends from surplus, with a record date of September 30 2009 as above. The year-end dividends forecast for the fiscal year ending March 31, 2010 has not been decided. For details, please refer to the “Notice Concerning Distribution of Dividends from Surplus” released on October 28, 2009.

3. Projected Results for FY2009 (April 1, 2009 through March 31, 2010)
(Note) Revision of earnings forecast for this period: None
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  Semiconductor market analysts predict strengthening demand for netbooks and smartphones, as well as PC shipment growth driven by the release of new operating systems in late 2009, which will fuel demand for semiconductors. Although semiconductor manufacturers have begun to resume some capital expenditures, the recovery to date has not eliminated doubts about its sustainability. Accordingly, semiconductor manufacturers remain cautious on capital expenditures.  Because of the difficulty involved in forecasting earnings in such an operating environment, the earnings forecast for the fiscal year ending March 31, 2010 has not been presented. Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1)   Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest DI Corporation)
(Note) Please see “Business Results” 4. Others on page 6 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see  “Business Results” 4. Others on page 6 for details.

(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1)	Changes based on revisions of accounting standard: None
2)	Changes other than 1) above: None

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2009 Q2 199,566,770 shares; FY2008 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2009 Q2 20,844,226 shares; FY2008 20,843,298 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2009 Q2 178,722,847 shares; FY2008 Q2 178,725,524 shares.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2009 Q2)

【Business Results】

1. Analysis of Business Results
Consolidated Financial Results of FY2009 Q2 (July 1, 2009 through September 30, 2009)

			(in billion yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	18.1	14.4	(20.6%)
Net sales	26.0	11.2	(57.2%)
Operating income (loss)	(2.1)	(3.5)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(4.6)	(2.7)	－
Net income (loss)	(2.7)	(3.3)	－

The coordinated global response to last year’s financial crisis, together with measures implemented by national governments to stimulate domestic demand, began to take effect in the first quarter. As a result, signs of a worldwide economic recovery have been seen. The nascent recovery continued to gather steam in the second quarter, led by the emerging markets of Asia, particularly China and India.
The semiconductor industry benefited from the stimulus packages adopted by governments around the world, which boosted demand for electronics and other consumer products. The supply-demand balance improved, and chip prices trended upwards. Productivity gains and streamlined cost structures also helped semiconductor makers to post improved results. With their business environment improving, chip-makers have gradually begun to resume capital investment, which had been virtually frozen, renewing demand for Advantest’s test systems. While market conditions have improved, Advantest has also enhanced its profitability by switching to an operating structure that improves the company’s reaction speed and sensitivity to customers’ R&D and production activities, and by aggressive marketing new products that offer higher productivity.
As a result of these developments, orders and sales have been increasing since the first quarter. Orders input received was (Y) 14.4 billion (a 20.6% decrease in comparison to the corresponding period of the previous fiscal year, a 23.8% increase in comparison to the first quarter). Net sales were (Y) 11.2 billion (a 57.2% decrease in comparison to the corresponding period of the previous fiscal year, a 46.6% increase in comparison to the first quarter). The percentage of net sales to overseas customers was 75.9%, compared to 71.3% in the corresponding period of the previous fiscal year.
Advantest continues its efforts to improve profitability through administrative cost-cutting measures, building on gains from the structural reforms launched in fiscal 2008. However, despite sequentially improved sales results, sales figures remain low by historical standards. Advantest recorded an operating loss of (Y) 3.5 billion and a loss before income taxes and equity in loss of affiliated company of (Y) 2.7 billion in the second quarter.

Advantest Corporation (FY2009 Q2)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

			(in billion yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	11.5	7.7	(32.7%)
Net sales	18.6	7.1	(61.6%)
Operating income (loss)	0.7	(2.2)	－

In the Semiconductor and Component Test Systems segment, though Advantest’s orders and sales were decreased compare to the second quarter of 2008, they were increased compare to the first quarter of 2009 as semiconductor manufacturers’ capital expenditures gradually recovered.
In the memory segment, orders and sales for DDR3 DRAM test systems increased in anticipation of growing demand for PCs that utilize these high-speed memory devices.
In non-memory, expectations of PC market growth contributed to continuing robust demand for test systems used in the manufacture of MPUs, although orders declined compare to the first quarter of 2009. Emerging markets continued to show a healthy appetite for LCD televisions, low-end PCs, and other consumer electronics, which encouraged manufacturers to resume capital investment, and demands for LCD driver IC test systems grew.
As a result of the above, orders input received was (Y) 7.7 billion (a 32.7% decrease in comparison to the corresponding period of the previous fiscal year, a 3.6% increase in comparison to the first quarter), net sales were (Y) 7.1 billion (a 61.6% decrease in comparison to the corresponding period of the previous fiscal year, a 77.2% increase in comparison to the first quarter) and operating loss was (Y) 2.2 billion.

<Mechatronics System Segment>

			(in billion yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	2.8	4.7	65.9%
Net sales	5.9	2.1	(63.7%)
Operating income (loss)	(0.3)	(0.4)	－

Along with test systems, orders and sales for test handlers and device interface products received a sequential boost from the recovery in capital expenditures seen in the second quarter. The strongest gains came in orders for Advantest’s new, high-productivity test handlers, which benefited from ramped-up memory production.
As a result of the above, orders input received was (Y) 4.7 billion (a 65.9% increase in comparison to the corresponding period of the previous fiscal year, a 167.3% increase in comparison to the first quarter), net sales were (Y) 2.1 billion (a 63.7% decrease in comparison to the corresponding period of the previous fiscal year, a 56.5% increase in comparison to the first quarter) and operating loss was (Y) 0.4 billion.

Advantest Corporation (FY2009 Q2)

<Services, Support and Others Segment>

			(in billion yen)
	Three months ended September 30, 2008	Three months ended September 30, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.2	2.9	(28.3%)
Net sales	3.8	2.7	(30.7%)
Operating income	0.6	0.4	(26.1%)

This segment also posted improved orders and sales due to higher equipment utilization rates at semiconductor manufacturing facilities, which contributed to a recovery in demand for maintenance services. As a result of the above, orders input received was (Y) 2.9 billion (a 28.3% decrease in comparison to the corresponding period of the previous fiscal year, a 19.7% increase in comparison to the first quarter), net sales were (Y) 2.7 billion (a 30.7% decrease in comparison to the corresponding period of the previous fiscal year, a 21.5% increase in comparison to the first quarter) and operating income was (Y) 0.4 billion (a 26.1% decrease in comparison to the corresponding period of the previous fiscal year, a 50.3% increase in comparison to the first quarter).

With respect to the qualitative information concerning the consolidated business results for the first quarter of the fiscal year ending March 31, 2010, please refer to “FY2009  First Quarter Consolidated Financial Results” (disclosed on July 29, 2009).

2.  Analysis of Financial Condition
Total assets at September 30, 2009 amounted to (Y) 186.8 billion, a decrease of (Y) 15.2 billion compared to March 31, 2009, primarily due to decrease in short-term investments. The amount of total liabilities was (Y) 33.5 billion, a decrease of (Y) 4.9 billion compared to March 31, 2009, primarily due to decrease in other accounts payable and accrued expenses. Stockholders’ equity was (Y) 153.3 billion. Equity to assets ratio was 82.1%, an increase of 1.1 percentage point from March 31, 2009.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2009 were (Y) 102.7 billion, an increase of (Y) 0.5 billion from June 30, 2009. Significant cash flows during the second quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 2.1 billion (Net cash in flow (Y) 12.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net loss of (Y) 3.3 billion.
Net cash provided by investing activities was (Y) 4.2 billion (Net cash out flow (Y) 5.6 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to decrease in short-term investments in the amount of (Y) 4.9 billion and purchases of property, plant and equipment in the amount of (Y) 0.7 billion.
Net cash used in financing activities was (Y) 49 million (Net cash out flow (Y) 0.3 billion in the corresponding period of the previous fiscal year).

Advantest Corporation (FY2009 Q2)
3.  Prospects for the Upcoming Fiscal Year
As signs of economic resilience and rebounding consumption appear around the world, market analysts predict strengthening demand for netbooks and smartphones, as well as PC shipment growth driven by the release of new operating systems in late 2009, which will fuel demand for semiconductors. Although semiconductor manufacturers have begun to resume some capital expenditures, the recovery to date has not eliminated doubts about its sustainability. Accordingly, semiconductor manufacturers remain cautious on capital expenditures.
In this operating environment, Advantest will continue to seek improved results by maintaining its new product development efforts and delivering solutions attractive to customers in the current climate. Additionally, together with expanding sales of its existing products, the company will focus on seeking alternative profit opportunities by developing new businesses outside the semiconductor industry. Through the corporate initiative “1000 Days,” launched in July 2009, Advantest will continue to strive for further profitability gains through cost-cutting and improved productivity in its business operations.
As noted on the Information Summary sheet, Advantest has not yet disclosed a forecast of its full fiscal year results for FY2009. Such disclosure will be announced when it is possible.

4.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Excluded  1: Advantest DI Corporation
Advantest DI Corporation was merged with Advantest Manufacturing, Inc. which is Advantest’s subsidiary on April 1, 2009.

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the second quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2009 Q2)
5. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	September 30, 2009	March 31, 2009

Current assets:
Cash and cash equivalents	¥102,726	105,455
Short-term investments	10,208	25,114
Trade receivables, net	10,104	10,415
Inventories	14,417	9,737
Other current assets	4,649	6,586

Total current assets	142,104	157,307

Investment securities	7,954	6,679
Property, plant and equipment, net	32,736	33,974
Intangible assets, net	1,416	1,470
Other assets	2,627	2,629

Total assets	¥186,837	202,059

Advantest Corporation (FY2009 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	September 30, 2009	March 31, 2009

Current liabilities:
Trade accounts payable	¥6,632	4,767
Other accounts payable	185	6,409
Accrued expenses	4,158	6,043
Accrued warranty expenses	2,581	2,811
Other current liabilities	2,876	1,507

Total current liabilities	16,432	21,537

Accrued pension and severance costs	14,511	13,996
Other liabilities	2,572	2,910

Total liabilities	33,515	38,443

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,369	40,320
Retained earnings	186,866	194,848
Accumulated other comprehensive income (loss)	(16,947)	(14,587)
Treasury stock	(89,329)	(89,328)

Total stockholders’ equity	153,322	163,616

Total liabilities and stockholders’ equity	¥186,837	202,059

Advantest Corporation (FY2009 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009

Net sales	¥52,520	18,769
Cost of sales	25,637	8,676

Gross profit	26,883	10,093

Research and development expenses	13,572	8,713
Selling, general and administrative expenses	17,226	9,363

Operating income (loss)	(3,915)	(7,983)

Other income (expense):
Interest and dividends income	1,253	362
Interest expense	(6)	(2)
Other, net	(2,217)	1,217

Total other income (expense)	(970)	1,577

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,885)	(6,406)

Income tax expense (benefit)	(2,013)	614
Equity in earnings (loss) of affiliated company	(71)	(68)

Net income (loss)	¥(2,943)	(7,088)

	Yen
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009

Net income (loss) per share:
Basic	¥(16.47)	(39.66)
Diluted	(16.47)	(39.66)

Advantest Corporation (FY2009 Q2)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009

Net sales	¥26,062	11,156
Cost of sales	12,927	5,315

Gross profit	13,135	5,841

Research and development expenses	6,840	4,302
Selling, general and administrative expenses	8,384	5,005

Operating income (loss)	(2,089)	(3,466)

Other income (expense):
Interest and dividends income	566	122
Interest expense	(3)	(1)
Other, net	(3,060)	672

Total other income (expense)	(2,497)	793

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(4,586)	(2,673)

Income tax expense (benefit)	(1,835)	606
Equity in earnings (loss) of affiliated company	(40)	(22)

Net income (loss)	¥(2,791)	(3,301)

	Yen
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009

Net income (loss) per share:
Basic	¥(15.62)	(18.47)
Diluted	(15.62)	(18.47)

Advantest Corporation (FY2009 Q2)

(3) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2008	September 30, 2009

Cash flows from operating activities:
Net income (loss)	¥(2,943)	(7,088)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	4,655	1,953
Deferred income taxes	(3,180)	(418)
Stock option compensation expense	86	49
Changes in assets and liabilities:
Trade receivables	14,359	(147)
Inventories	4,996	(4,846)
Trade accounts payable	(4,524)	2,189
Other accounts payable	115	(6,027)
Accrued expenses	(2,063)	(1,850)
Accrued warranty expenses	(704)	(234)
Accrued pension and severance costs	(255)	518
Other	4,348	2,595

Net cash provided by (used in) operating activities	14,890	(13,306)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(3,000)	14,424
Proceeds from sale of non-marketable investment securities	34	—
Proceeds from sale of property, plant and equipment	390	43
Purchases of intangible assets	(390)	(75)
Purchases of property, plant and equipment	(3,744)	(1,192)
Other	(432)	(23)

Net cash provided by (used in) investing activities	(7,142)	13,177

Cash flows from financing activities:
Dividends paid	(4,459)	(901)
Other	(4)	(3)

Net cash used in financing activities	(4,463)	(904)

Net effect of exchange rate changes on cash and cash equivalents	96	(1,696)

Net change in cash and cash equivalents	3,381	(2,729)

Cash and cash equivalents at beginning of period	147,348	105,455

Cash and cash equivalents at end of period	¥150,729	102,726

Advantest Corporation (FY2009 Q2)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

1. Business Segment Information

	Yen (Millions)
	Three months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥18,411	3,774	3,877	－	26,062
Inter-segment sales	266	2,068	－	(2,334)	－
Sales	18,677	5,842	3,877	(2,334)	26,062
Operating income (loss) before stock option compensation expense	707	(279)	551	(2,982)	(2,003)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					¥(2,089)

	Yen (Millions)
	Three months ended September 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,349	2,122	2,685	－	11,156
Inter-segment sales	828	－	－	(828)	－
Sales	7,177	2,122	2,685	(828)	11,156
Operating income (loss) before stock option compensation expense	(2,198)	(368)	408	(1,261)	(3,419)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(3,466)

	Yen (Millions)
	Six months ended September 30, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥35,294	8,986	8,240	－	52,520
Inter-segment sales	350	2,077	－	(2,427)	－
Sales	35,644	11,063	8,240	(2,427)	52,520
Operating income (loss) before stock option compensation expense	1,388	(1,705)	988	(4,500)	(3,829)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					¥(3,915)

Advantest Corporation (FY2009 Q2)

	Yen (Millions)
	Six months ended September 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,396	3,478	4,895	－	18,769
Inter-segment sales	832	－	－	(832)	－
Sales	11,228	3,478	4,895	(832)	18,769
Operating income (loss) before stock option compensation expense	(5,020)	(1,319)	679	(2,274)	(7,934)
Adjustment:
Stock option compensation expense					49
Operating income (loss)					¥(7,983)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Three months ended September 30, 2008	Three months ended September 30, 2009

Japan	¥7,472	2,694
Americas	5,208	1,404
Europe	474	494
Asia	12,908	6,564

Total	¥26,062	11,156

	Yen (Millions)
	Six months ended September 30, 2008	Six months ended September 30, 2009

Japan	¥13,961	4,670
Americas	8,043	2,542
Europe	894	1,546
Asia	29,622	10,011

Total	¥52,520	18,769

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica, etc.
(2) Europe	Israel, Germany, etc.
(3) Asia	South Korea, China, Taiwan, etc.

(6) Notes on Significant Changes to Stockholders’ Equity: None